UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Barfresh Food Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

067532101
(CUSIP Number)

Adam D. Averbach, Esq. c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

SCHEDULE 13D

CUSIP No. 067532101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lazarus Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,673,192

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,673,192

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,673,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D

CUSIP No. 067532101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Justin B. Borus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,673,192

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,673,192

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,673,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON
IN/HC

SCHEDULE 13D

CUSIP No. 067532101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lazarus Investment Partners LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,670,192

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,670,192

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,670,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 067532101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lazarus Macro Micro Partners LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
PN

Explanatory Note

This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed by Lazarus Management Company LLC ("Lazarus Management"), Justin B. Borus and Lazarus Investment Partners LLLP ("Lazarus Partners") on September 25, 2013, as amended from time to time (the "Schedule 13D").  This Schedule 13D is also filed on behalf of Lazarus Macro Micro Partners LLLP ("Macro Micro Partners" and collectively with Lazarus Management, Mr. Borus and Lazarus Partners, the "Reporting Persons").  All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item shall be deemed to be a response to all Items where such information is relevant.

Item 3.  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On June 19, 2015, Lazarus Partners entered into an amended and restated promissory note with the Issuer in the principal amount of $500,000, bearing interest at 10% per annum, which amended the original promissory note issued on December 20, 2013 and which was scheduled to mature on June 20, 2015.  Pursuant to the amended and restated note, $250,000 of the note, plus accrued and unpaid interest on the original note, was paid by the Issuer to Lazarus Partners on June 22, 2015, and the balance of the note is scheduled to mature on September 20, 2015.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following:

Reference is made to items 7, 9, 11 and 13 of pages 2-5 of this Schedule 13D, which items are incorporated by reference.  The securities reported on this Schedule consist of 8,056,962 shares of common stock and warrants to purchase an additional 10,613,230 shares of common stock held by Lazarus Partners.  The securities reported on this Schedule 13D that are held by Macro Micro Partners consists of 3,000 shares of common stock.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-5 was calculated using information obtained from the Issuer's Definitive Information Statement filed with the Securities and Exchange Commission on May 26, 2015 in which the Issuer stated that there were 78,720,788 shares of common stock outstanding as of May 8, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 4 is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of June 23, 2015, by and among Lazarus Management Company LLC, Lazarus Investment Partners LLLP, Lazarus Macro Micro Partners LLLP and Justin B. Borus.
Exhibit B:	Amended and Restated Promissory Note issued June 19, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2015

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager
LAZARUS MACRO MICRO PARTNERS LLLP
By: Lazarus Management Company LLC its General Partner
By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus